UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 9, 2023, Moolec Science SA (the “Company”) entered into binding agreements with the shareholders (the “Selling Shareholders”) of Valorasoy S.A., a company incorporated and existing in accordance with the laws Argentina and headquartered in the province of Cordoba, Argentina (“ValoraSoy”) providing for the acquisition of the entire issued and outstanding capital stock of ValoraSoy (the “Acquisition”). Completion of the Acquisition is subject to customary closing conditions.

On April 11, 2023, the Company issued a press release relating to the announcement of the Acquisition, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit List

Exhibit No.	Description
10.1	Company Acceptance Letter, dated April 9, 2023, and Selling Shareholders Offer Letter, dated April 9, 2023.
99.1	Press Release of Moolec Science SA dated April 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: April 11, 2023	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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